Exhibit 99.2

                                  Perdigao S.A.

                       Notice to Shareholders - 06/20/2005


The Board of Directors, in a meeting held on June 20, 2005, approved the distribution of interest on its own capital to shareholders.

The payment will begin on August 31, 2005, in the rate of R$ 1.04473514 gross per share, with 15% withholding tax.

This payment will be included to compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department
Av. Escola Politecnica, 760 - 2nd Floor
05350-901 - Sao Paulo - SP - Brazil
Telephones: (5511) 3718-5301/5306/5465
Fax: (5511) 3718-5297
E-mail: acoes@perdigao.com.br


Sao Paulo (SP), June 20, 2005


Wang Wei Chang
Chief Financial Officer